

May 19, 2015

Mark Ein
Chief Executive Officer
Capitol Acquisition Corp. II
509 7th Street, N.W.
Washington, D.C. 20004

> **Re:** **Capitol Acquisition Corp. II**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 11, 2015**
> **File No. 001-35898**

Dear Mr. Ein:

We have reviewed your responses to the comments in our letter dated May 4, 2015 and have the following additional comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Satisfaction of 80% Test, page 58

2. We note your disclosure added in response to prior comment 4 where you describe the valuation analysis performed to support the $407 million fair market value of Lindblad. Please provide us with a copy of your valuation analysis and/or report.

Equity Method Investment, page FS-15

3. Please confirm our understanding that the owners of CFMF, Cruise/Ferry Finance Partners Private Foundation (as stated in your response to our previous comment 10) also controlled CFMF. Additionally, please tell us the names of the owners/shareholders of CFMF. It appears that if the owners of CFMF also controlled CFMF, and CFMF had

control of Lindblad as you previously stated, they also controlled Lindblad. Please support your assertion that CFMF and Lindblad were not under common control, or revise your financial statements to account for this transaction as a transfer of assets among entities under common control in accordance with FASB ASC 805-50-25, 805-50-30-5, and 805-50-45. Finally, please tell us the business purpose for the purchase of CFMF. In this regard, tell us why the company acquired CFMF versus repaying the outstanding debt with CFMF.

Note 7 – Long Term Debt

Junior Credit Facility, page FS-22

4. Your response to our prior comment 11 indicates an additional borrowing under the Junior Credit Facility occurred on January 19, 2010 of $15 million, for a total amount outstanding of $40 million. It does not appear this additional borrowing is disclosed in this footnote. As such, please revise your disclosure here to include a discussion of this additional borrowing, including all material terms.

5. Further, we note your statement that the Second Amendment to the Junior Credit Facility increased availability to $40 million. Your response to our prior comment 11 appears to indicate availability was already $40 million. Please clarify this disclosure.

6. As a related matter, please tell us whether this revision is related to the shareholder loans issued on the same date, as discussed in Note 14 on page FS-31.

7. It appears from your response to our prior comment 12 that the Second Amendment to the Junior Credit Facility does not contain a prepayment penalty; instead, it requires prepayment of $10 million on or before December 31, 2012. If our understanding is correct, please revise your disclosure to include language indicating the $10 million payment was mandatory by December 31, 2012, and that the credit facility did not contain penalties for prepayment. The disclosure as currently presented appears to indicate the remaining $30 million is subject to prepayment penalty.

Note 9 – Commitments and Contingencies, page FS-26

8. Refer to our prior comment 13. Please further revise the disclosure related to the extended NG agreement to include how you intend to record this transaction in your financial statements. In this regard, we note you have included an adjustment in your pro forma financial statements to record the value of the option as a capital contribution in accordance with SAB Topic 5.T.

You may contact Amy Geddes at (202) 551-3304 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

cc: Jeffrey M. Gallant, Esq.
     Graubard Miller